NEWS RELEASE 10-20	JUNE 21, 2010

DRILLING HITS 2.35 OUNCES/TON GOLD AND 33.18 OUNCES/TON SILVER OVER 9.6 FEET
AT SANDMAN, NEVADA

Fronteer Gold (FRG - TSX/NYSE Amex) reports additional intersections of near-surface, high-grade oxide gold at Sandman, demonstrating the Nevada deposit’s strong open-pit development potential.

Newmont USA Limited, as project operator, recently completed a 19-hole drill program at Silica Ridge, one of four gold deposits that comprise our Sandman project. All of the holes reported below intersected gold and silver mineralization within 10 metres of surface. Highlighted intercepts from these holes include:

  80.58 grams per tonne gold (2.35 ounces per ton) and 1,137.55 g/t silver (33.18 oz/ton) over 2.93 metres in hole NSM-164,

  66.98 g/t gold (1.95 oz/ton) and 49.82 g/t silver (1.45 oz/ton) over 1.10 metres in NSM-161;

  8.12 g/t gold (0.24 oz/ton) and 17.52 g/t silver (0.51 oz/ton) over 1.55 metres in NSM-45;

High-grade gold and silver is a consistent component of mineralization at Sandman, reinforcing the high-quality nature of this epithermal system. For a comprehensive table of new and previously reported drill results, please click: http://www.fronteergold.com/sites/files/fronteer_admin/SandmanDrillResults1020.pdf

Newmont continues to meet earn-in obligations and can elect to make a positive production decision by June 2011 to earn a 51% interest in Sandman, which is located within trucking distance to Newmont’s Twin Creeks facilities.

Sandman, Northumberland and Long Canyon comprise Fronteer Gold's future production platform based in Nevada. All three gold deposits have high-grade gold starting at or near surface, and have encouraging production attributes.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, using industry standard QA-QC protocols. Fronteer Gold's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here are consistent with Fronteer Gold's past results on the project. Correspondence with the operator and review of portions of the data, has given him no reason to doubt the results authenticity. The true width of the mineralized zones is estimated by Fronteer Gold to be approximately 90% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources – funding the company’s growth with low-risk of dilution. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.